[Linn Energy Letterhead]
October 11, 2007
Via Facsimile
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Linn Energy, LLC (the “Company”) — Preliminary Proxy Statement for 2007 Special Meeting of Unitholders, File No. 0-51719 (“Proxy Statement”)
Dear Mr. Schwall:
     On October 1, 2007, by telephone, the Company received a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filing. In response to the Staff’s comment, the Company prepared and filed with the Commission a response letter on October 1, 2007. On October 9, 2007, the Company received additional comments from the Staff to the above referenced filing. The following responses are for the Staff’s review and consideration. For your convenience, we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. In addition, the Company has included with this response letter a copy of each changed page of the Proxy Statement, which has been marked to show the Company’s revisions.
Preliminary Proxy Statement on Schedule 14A
General
1.	We note your suggestion that the proxy statement provides all material information necessary for the exercise of prudent judgment. However, you do not fully explain the impact of the proposal, if approved. Also, if you continue to believe that compliance with Item 13(a) of Schedule 14A should not be required, please provide additional analysis in that regard.

Securities and Exchange Commission
October 11, 2007

Response: Based on the Company’s internal records, we have included additional disclosure relating to the dilutive impact on voting power if the proposal is approved. See the Notice of Special Meeting of Unitholders attached to the Proxy Statement, and pages 2, 3, 4 and 6 of the Proxy Statement. We continue to believe that compliance with Item 13(a) of Schedule 14A should not be required, and we have provided the following additional analysis in that regard.
     The Class D Units were issued and sold to institutional investors in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933. The Company used the proceeds from the issuance and sale of the Class D Units to partially finance the acquisition of certain oil and natural gas properties and related assets from entities controlled by Dominion Resources, Inc. (the “Dominion Acquisition”). The Company closed the Dominion Acquisition on August 31, 2007, and filed with the Securities and Exchange Commissions the financial statements required by Regulation S-X.
     The purpose of the Proxy Statement is critical to understanding whether the information required by Item 13(a) is material for the exercise of prudent judgment by the Company’s unitholders. Instruction 1 to Item 13 of Schedule 14A provides that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction . . . .” With respect to the Proxy Statement, the Company is not soliciting proxies to approve the issuance and sale of the Class D Units in an acquisition. The Class D Units have already been authorized and issued, and the proceeds of the issuance were used to finance the Dominion Acquisition.
     The temporal difference in the Class D Conversion and Issuance Proposal and the Dominion Acquisition is not simply a matter of form over substance; it is a matter of substance over substance. The Company acknowledges that if it were soliciting proxies in an exchange, merger, consolidation, acquisition or similar transaction, then the financial and other information required by Item 13(a) would be relevant because an evaluation of the financial history and condition of the target assets would be relevant to a decision of whether to approve the issuance of the units. In other words, approval of the issuance of units would be tantamount to approval of the underlying transaction, in which case it would be difficult to argue that the information required by Item 13(a) is not material to the exercise of prudent judgment. Again, that is not the case with respect to the Class D Conversion and Issuance Proposal contained in the Proxy Statement. In this case, it cannot be argued that approval of the Class D Conversion and Issuance Proposal is tantamount to approval of the Dominion Acquisition. Indeed, it is undeniable that the financial history or condition of the Dominion Acquisition is moot relative to the Class D Conversion and Issuance Proposal. With respect to the Proxy Statement, the Company is soliciting proxies to ask its unitholders to consider and act upon a proposal to: (a) change the terms of the Class D Units to provide that each Class D Unit will convert automatically into one Unit and (b) issue Units upon such conversion. The only information relevant to this decision is the difference in the Units and Class D Units, and

Securities and Exchange Commission
October 11, 2007

the relative dilution in voting power. That being the case, the information required by Item 13(a) is not necessary for the exercise of prudent judgment in this matter.
     It is also relevant to note that the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) allows it to issue an unlimited number of units in connection with accretive acquisitions without unitholder approval. That is relevant because the Company’s unitholders have agreed from inception that the Company could and would consummate material accretive acquisitions without unitholder approval of the underlying acquisition. To be clear, neither the Company’s LLC Agreement nor the Nasdaq listing standards require the Company to seek unitholder approval in connection with the issuance of the Units or the Class D Units, or the consummation of the Dominion Acquisition, all of which have come to rest. It is the terms of the Class D Units that require the Company to seek unitholder approval to convert the Class D Units to Units, and nothing else.
     The Company believes that the only information that is material for the exercise of prudent judgment is an understanding of the differences between the terms of the Class D Units and the Units, and the relative impact on the voting power of each unitholder, both of which have been disclosed in the Proxy Statement. To facilitate an understanding of the differences in the securities, the Company has included a “Question and Answer” titled “WHAT ARE THE MATERIAL DIFFERENCES BETWEEN THE UNITS AND CLASS D UNITS?” See page 4 of the Proxy Statement. In addition, the Company has included a detailed section titled “DESCRIPTION OF UNITS.” See page 8 of the Proxy Statement. In response to the Staff’s comments, the Company has included relevant information to allow its unitholders to understand and evaluate the relative impact on voting power of the Units if the Class D Conversion and Issuance Proposal is approved, both with respect to Units held by the institutional investors and Units held by the other unitholders. See the Notice of Special Meeting of Unitholders attached to the Proxy Statement, and pages 2, 3, 4 and 6 of the Proxy Statement.
     The Company is not seeking to deprive its unitholders of information that is relevant to an informed vote in respect of the Class D Conversion and Issuance Proposal — given the facts in this case and the purpose for which proxies are being solicited, however, the Company is unable to identify the relevance of the information required by Item 13(a). In other words, given the purpose for which proxies are being solicited, the Company does not believe that the information required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment in regard to the proposal. Including the information required by Item 13(a) would only confuse the Company’s unitholders and cause uncertainty as to what unitholders are being asked to approve.
2.	With a view toward disclosure, identify for us each of the institutional investors, and quantify the number of units each held prior to the August 31 private placement.

Response: We are providing the Staff with a schedule identifying each of the institutional investors, and quantifying the number of units each held prior to the

Securities and Exchange Commission
October 11, 2007

August 31, 2007 private placement of Units and Class D Units. The information contained in the schedule is based solely on the Company’s internal records of those units acquired directly from the Company. The schedule assumes that the institutional investors that purchased units from the Company did not subsequently transfer such units, and that the institutional investors have made no open market purchases of the Company’s units. Other than beneficial ownership reported publicly in a filing with the Commission, the Company is unable to identify definitively the current holdings of each institutional investor, and instead, must rely on its internal records. The Company believes that its internal records are a close approximation of the current holdings of the institutional investors.
Units Owned by Our Affiliates, Page 2
3.	Disclose in the aggregate how many units the institutional investors held prior to the issuances you describe, and how many units they would hold in the aggregate, assuming full conversion of all Class D Units held. Also disclose the corresponding percentages of outstanding units these numbers represent.

Response: Based solely on the Company’s internal records and subject to the limitations described in Response 2 above, we have amended the Proxy Statement to include disclosure of the aggregate number of units the institutional investors held prior to the issuances of the Units and Class D Units, and how many units they would hold in the aggregate, assuming full conversion of all Class D Units. Additionally, we have disclosed the corresponding percentages of outstanding units these numbers represent. See the Notice of Special Meeting of Unitholders attached to the Proxy Statement, and pages 2, 3, 4 and 6 of the Proxy Statement.
4.	With a view toward enhanced disclosure, quantify separately the percentage dilution in voting power that would result in the aggregate to those other than the institutional investors assuming (1) the issuance of the units in the August 31 private placement; (2) the conversion of all Class D Units; and (3) both the issuance and the conversion. As appropriate, identify in the “Interests of Certain Persons” section at page 8 each institutional investor whose beneficial ownership would increase to more than 10% as a result of item (3) of this comment, and disclose for each such unitholder the percentage of beneficial ownership of the units held beforehand. We may have additional comments.

Response: Based solely on the Company’s internal records and subject to the limitations described in Response 2 above, we have quantified separately the percentage dilution in voting power that would result in the aggregate to those other than the institutional investors assuming (1) the issuance of the units in the August 31 private placement; (2) the conversion of all Class D Units; and (3) both the issuance and the conversion. Additionally, based on the Company’s internal records and a Schedule 13G/A filed by Lehman Brothers Holdings Inc. on September 11, 2007, we have identified in the “Interests of Certain Persons” each institutional investor whose beneficial ownership would increase to more than 10% as a result of item (3) of this comment, and we have

Securities and Exchange Commission
October 11, 2007

disclosed for each such unitholder the percentage of beneficial ownership of the units held beforehand. See the Notice of Special Meeting of Unitholders attached to the Proxy Statement, and pages 2, 3, 4 and 6 of the Proxy Statement.
     In connection with this response letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4119 or Jeffery K. Malonson at (713) 758-3824.

Very truly yours, LINN ENERGY, LLC
By:	/s/ Charlene A. Ripley
Charlene A. Ripley
Senior Vice President, General Counsel and Corporate Secretary